SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 April 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




EXHIBIT

1.1     Holding(s) in Company releated on 3 April 2003
1.2     Director Shareholding released on 8 April 2003
1.3     Director Shareholding released on 9 April 2003
1.4     Director Shareholding released on 14 April 2003
1.5     Director Shareholding released on 16 April 2003
1.6     AGM Statement released on 24 April 2003
1.7     Holding(s) in Company released on 30 April 2003

Exhibit 1.1

Letter to RNS

NOTIFICATION OF INTEREST

We write to inform you that we received notification on 3 April 2003, dated
2 April 2003, from Barclays PLC disclosing a notifiable interest in our Ordinary Shares of US$0.25 each. The disclosure of their interest pursuant to Section 202(3) of the Companies Act 1985 is shown below.

From BP PLC

Letter to BP PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 31 March 2003 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.01%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are shown below.

The issued capital of 22,252,100,489 is the latest figure available to us.

From Barclays PLC

                               LEGAL ENTITY REPORT

BP                                                            SEDOL: 0798059

As at 31 March 2003 Barclays PLC through the legal entities listed below, had a notifiable interest in 670,008,528 ORD USD0.25 representing 3.01% of the issued share capital of 22,252,100,489 units.

LEGAL Entity                            Holding                 Percentage Held

Woolwich Pension Fund
 Trust Co Ltd                           959,511                      0.0043

Barclays Global Investors
 Japan Trust &                       25,765,779                      0.1158

Barclay Global Investors,N.A        229,501,674                      1.0314

Barclays Global Fund Advisors         6,772,636                      0.0304

Barclays Private Bank Ltd             7,552,550                      0.0339

Barclays Private Bank and Trust Ltd      23,135                      0.0001

Woolwich Life Ltd                     2,762,056                      0.0124

Barclays Global Investors
 Australia Ltd                        5,111,101                      0.0230

Barclays Nikko Global
 Investors Ltd                        7,704,208                      0.0346

Barclays Global Investors Ltd       336,820,860                      1,5137

Barclays Global Investors Japan         447,019                      0.0020

Barclays Bank Trust Company Ltd         545,072                      0.0024

Barclays Private Bank and Trust Ltd   1,243,787                      0.0056

Barclays Life assurance Co Ltd       38,987,361                      0.1752

Barclays Private Bank and Trust Ltd     134,054                      0.0006

Barclays Capital Securities Ltd        5,677,725                      0.0255

               Group Holding        670,008,528                      3.0109


                        REGISTERED HOLDERS REPORT

BP                                                            SEDOL: 0798059

As at 31 March 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 670,008,528 ORD USD0.25 representing 3.01% of the issued share capital of 22,252,100,489 units.

Registered Holder                    Account Designation               Holding

ALMIXFTTL-18408 CHASE MANHATTA       ALMIXFTT                        3,277,900
ASUKEXTTL 20947 CHASE MANHATTA       ASUKEXTT                       75,047,615
Bank of Ireland                      BNX0091E                        6,177,693
BARCLAYS CAPITAL NOMINEES LIMI                                       5,594,041
BARCLAYS CAPITAL SECURITIES LT                                          83,684
Barclays Global Investors Japa       BTS026IE                          125,374
Barclays Trust Co & others                                             178,672
BARCLAYS TRUST CO AS EXEC/ADM                                            9,388
Barclays Trust Co DMC69                                                 38,672
Barclays Trust Co E99                                                   24,028
Barclays Trust Co R69                                                  294,312
BLEEQTTTL 17011 CHASE MANHATTA       BLEEOTTT                          359,014
BLENTFUKQ 16344 CHASE MANHATTA       BLENTFUK                        1,069,501
BLENTPUKQ 16345 CHASE MANHATTA       BLENTPUK                        2,160,129
BLEQWSUKQ 16331 CHASE MANHATTA       BLEOFDUK                        6,936,155
BLEQPTUEA 16341 CHASE MANHATTA       BLEOPTUE                        5,160,205
BLEQPTUKQ 16341 CHASE MANHATTA       BLEOPTUK                       19,519,501
BLINTNUKQ Z1AJ-dummy                 BLINTNUK                        1,229,124
BLINTPUKQ 16342 CHASE MANHATTA       BLINTPUK                        2,553,732
BLUKINTTL 16400 CHASE MANHATTA       BLUKINTT                      247,242,138
BOSTON SAFE DEPOSIT AND TRUST        591668                          5,496,812
CHASE MANHATTAN BANK                 500227                        100,076,232
CHASE MANHATTAN BANK                 502872                         36,011,945
CHASE MANHATTAN BANK                 508068                         10,352,191
CHASE MANHATTAN BANK                 527191                         25,015,188
CHASE MANHATTAN BANK                 536747                          4,846,706
CHASE MANHATTAN BANK                 552942                          5,752,272
CHASE MANHATTAN BANK                 579523                            151,540
CHASE MANHATTAN BANK                 585439                            321,760
CHASE MANHATTAN BANK                 586528                            319,807
CHASE NOMINEES LIMITED                                                 959,511
CHATRKTTL-16376-CHASE MANHATTA       CHATRKTT                       11,253,207
Clydesdale Nominees   HGB0125        00029130                               48
Clydesdale Nominees   HGB0125        00030251                            7,087
Clydesdale Nominees   HGB0125        00203172                            2,100
Clydesdale Nominees   HGB0125        00209774                           11,816
Clydesdale Nominees   HGB0125        00218021                            1,750
Clydesdale Nominees   HGB0125        00224676                            1,700
Clydesdale Nominees   HGB0125        00225176                            3,400
Clydesdale Nominees   HGB0125        00323330                            5,900
Clydesdale Nominees   HGB0125        00323364                            4,600
Clydesdale Nominees   HGB0125        00323372                            1,300
Clydesdale Nominees   HGB0125        00323410                            2,940
Clydesdale Nominees   HGB0125        00323496                            8,100
Clydesdale Nominees   HGB0125        00323828                            9,950
Clydesdale Nominees   HGB0125        00324085                            3,450
Clydesdale Nominees   HGB0125        00324190                            5,850
Clydesdale Nominees   HGB0125        00324565                              950
Clydesdale Nominees   HGB0125        00456399                           11,930
Clydesdale Nominees   HGB0125        00462712                            1,500
Clydesdale Nominees   HGB0125        00472521                            2,400
Clydesdale Nominees   HGB0125        00479461                            3,000
Clydesdale Nominees   HGB0125        00479488                            3,200
Clydesdale Nominees   HGB0125        00479496                            3,000
Clydesdale Nominees   HGB0125        00485208                            1,615
Clydesdale Nominees   HGB0125        00486590                           41,600
Clydesdale Nominees   HGB0125        00493383                           20,100
Clydesdale Nominees   HGB0125        00493677                            3,700
Clydesdale Nominees   HGB0125        00494096                            4,000
Clydesdale Nominees   HGB0125        00496129                            2,165
Clydesdale Nominees   HGB0125        00592209                           99,400
Clydesdale Nominees   HGB0125        00594198                            3,400
Clydesdale Nominees   HGB0125        00594414                            8,000
Clydesdale Nominees   HGB0125        00594465                            5,100
Clydesdale Nominees   HGB0125        00594988                           11,500
Clydesdale Nominees   HGB0125        00595372                            2,100
Clydesdale Nominees   HGB0125        00595534                            5,900
Clydesdale Nominees   HGB0125        00595712                            2,950
Clydesdale Nominees   HGB0125        00595780                            3,400
Clydesdale Nominees   HGB0125        00595950                            2,000
Clydesdale Nominees   HGB0125        00595968                            2,800
Clydesdale Nominees   HGB0125        00596123                            4,500
Clydesdale Nominees   HGB0125        00596450                               46
Clydesdale Nominees   HGB0125        00596468                               46
Clydesdale Nominees   HGB0125        00597057                           10,000
Clydesdale Nominees   HGB0125        00597073                           10,500
Clydesdale Nominees   HGB0125        00597103                            3,600
Clydesdale Nominees   HGB0125        00597138                           18,450
Clydesdale Nominees   HGB0125        00597308                            3,600
Clydesdale Nominees   HGB0125        00597316                            4,800
Clydesdale Nominees   HGB0125        00597324                            4,000
Clydesdale Nominees   HGB0125        00597332                            3,200
Clydesdale Nominees   HGB0125        00597359                            3,000
Clydesdale Nominees   HGB0125        00597383                            5,400
Clydesdale Nominees   HGB0125        00597448                            4,600
Clydesdale Nominees   HGB0125        00597537                            3,900
Clydesdale Nominees   HGB0125        00597545                            5,800
Clydesdale Nominees   HGB0125        00608253                           29,500
Clydesdale Nominees   HGB0125        00639191                            1,500
Clydesdale Nominees   HGB0125        00639205                              400
Clydesdale Nominees   HGB0125        00639213                            1,500
Clydesdale Nominees   HGB0125        00640092                            5,400
Clydesdale Nominees   HGB0125        00644128                            4,370
Clydesdale Nominees   HGB0125        00645442                           10,590
Clydesdale Nominees   HGB0125        00651361                            2,550
Clydesdale Nominees   HGB0125        00660549                            2,800
Clydesdale Nominees   HGB0125        00668604                            1,900
Clydesdale Nominees   HGB0125        00672466                            2,500
Clydesdale Nominees   HGB0125        00675368                            2,000
Clydesdale Nominees   HGB0125        00678693                            4,000
Clydesdale Nominees   HGB0125        00679401                           27,000
Clydesdale Nominees   HGB0125        00681902                            1,300
Clydesdale Nominees   HGB0125        00686050                           10,000
Clydesdale Nominees   HGB0125        00691355                            6,450
Clydesdale Nominees   HGB0125        00691517                            7,500
Clydesdale Nominees   HGB0125        00692190                            1,200
Clydesdale Nominees   HGB0125        00692386                            3,850
Clydesdale Nominees   HGB0125        00692963                           16,662
Clydesdale Nominees   HGB0125        00693013                            3,300
Clydesdale Nominees   HGB0125        00693030                            4,050
Clydesdale Nominees   HGB0125        00693196                            8,545
Clydesdale Nominees   HGB0125        00693200                            5,200
Clydesdale Nominees   HGB0125        00693218                            6,000
Clydesdale Nominees   HGB0125        00693269                           15,250
Clydesdale Nominees   HGB0125        00693404                            8,000
Clydesdale Nominees   HGB0125        00693480                            1,350
Clydesdale Nominees   HGB0125        00693552                           14,000
Clydesdale Nominees   HGB0125        00693722                            3,000
Clydesdale Nominees   HGB0125        00693846                            4,650
Clydesdale Nominees   HGB0125        00693900                            7,000
Clydesdale Nominees   HGB0125        00694028                            5,820
Clydesdale Nominees   HGB0125        00694699                            2,030
Clydesdale Nominees   HGB0125        00694893                            2,400
Clydesdale Nominees   HGB0125        00695032                            2,000
Clydesdale Nominees   HGB0125        00696039                            5,200
Clydesdale Nominees   HGB0125        00696101                            6,000
Clydesdale Nominees   HGB0125        00697205                           14,000
Clydesdale Nominees   HGB0125        00697256                            1,800
Clydesdale Nominees   HGB0125        00697329                           15,500
Clydesdale Nominees   HGB0125        00702454                            2,900
Clydesdale Nominees   HGB0125        00702764                              800
Clydesdale Nominees   HGB0125        00702950                            2,825
Clydesdale Nominees   HGB0125        00703140                            3,800
Clydesdale Nominees   HGB0125        00703353                            4,600
Clydesdale Nominees   HGB0125        00703396                            1,300
Clydesdale Nominees   HGB0125        00703450                            3,600
Clydesdale Nominees   HGB0125        00703809                            2,100
Clydesdale Nominees   HGB0125        00703884                            2,600
Clydesdale Nominees   HGB0125        00703957                            4,000
Clydesdale Nominees   HGB0125        00807507                           19,200
Clydesdale Nominees   HGB0125        00807663                            4,250
Clydesdale Nominees   HGB0125        00830118                            5,300
Clydesdale Nominees   HGB0125        00866805                            5,500
Clydesdale Nominees   HGB0125        00870357                           14,500
Clydesdale Nominees   HGB0125        00887365                            3,600
Clydesdale Nominees   HGB0125        03000000                            3,400
Clydesdale Nominees   HGB0125        03000379                            2,250
Clydesdale Nominees   HGB0125        03000441                            5,550
Clydesdale Nominees   HGB0125        03000484                            2,000
Clydesdale Nominees   HGB0125        03100012                            1,800
Clydesdale Nominees   HGB0125        03100071                           11,850
Clydesdale Nominees   HGB0125        03100101                            3,430
Clydesdale Nominees   HGB0125        03100110                            2,268
Clydesdale Nominees   HGB0125        03100241                            1,918
Clydesdale Nominees   HGB0125        03100357                            3,340
Clydesdale Nominees   HGB0125        03100403                            4,000
Clydesdale Nominees   HGB0125        03100420                            4,650
Clydesdale Nominees   HGB0125        03100926                           10,020
Clydesdale Nominees   HGB0125        03101086                            7,900
Clydesdale Nominees   HGB0125        03101540                            2,238
Clydesdale Nominees   HGB0125        03101787                            2,750
Clydesdale Nominees   HGB0125        03101876                            4,400
Clydesdale Nominees   HGB0125        03102023                            5,200
Clydesdale Nominees   HGB0125        03102040                           12,100
Clydesdale Nominees   HGB0125        03102058                            2,290
Clydesdale Nominees   HGB0125        03102090                            3,986
Clydesdale Nominees   HGB0125        03102180                            3,650
Clydesdale Nominees   HGB0125        03102309                            1,258
Clydesdale Nominees   HGB0125        03102368                            2,100
Clydesdale Nominees   HGB0125        03102384                            4,000
Clydesdale Nominees   HGB0125        03102406                            1,910
Clydesdale Nominees   HGB0125        03102465                           49,300
Clydesdale Nominees   HGB0125        03102511                            9,600
Clydesdale Nominees   HGB0125        03102546                            3,730
Clydesdale Nominees   HGB0125        03102660                            2,800
Clydesdale Nominees   HGB0125        03102716                            3,350
Clydesdale Nominees   HGB0125        03103062                            1,020
Clydesdale Nominees   HGB0125        03103119                            5,360
Clydesdale Nominees   HGB0125        03105464                            1,700
Clydesdale Nominees   HGB0125        03105510                            3,050
Clydesdale Nominees   HGB0125        03105600                            4,000
Clydesdale Nominees   HGB0125        03105669                            2,300
Clydesdale Nominees   HGB0125        07000093                            6,150
Clydesdale Nominees   HGB0125        07000182                            5,000
Clydesdale Nominees   HGB0125        07000417                           50,915
Clydesdale Nominees   HGB0125        07000425                           47,940
Clydesdale Nominees   HGB0125        00005192                           16,000
Clydesdale Nominees   HGB0125        00436843                            2,800
Clydesdale Nominees   HGB0125        00472521                            1,000
Clydesdale Nominees   HGB0125        00483221                            5,000
Clydesdale Nominees   HGB0125        00484015                            5,500
Clydesdale Nominees   HGB0125        00595798                            5,900
Clydesdale Nominees   HGB0125        00597278                           56,700
Clydesdale Nominees   HGB0125        00597758                            2,500
Clydesdale Nominees   HGB0125        00639205                            1,500
Clydesdale Nominees   HGB0125        00701601                            4,700
Clydesdale Nominees   HGB0125        00702764                              800
Clydesdale Nominees   HGB0125        00703213                            1,750
Clydesdale Nominees   HGB0125        00703825                            2,500
Clydesdale Nominees   HGB0125        00703833                           14,300
Clydesdale Nominees   HGB0125        00703841                            3,700
Clydesdale Nominees   HGB0125        00870934                           13,100
Clydesdale Nominees   HGB0125        00878188                            8,000
Clydesdale Nominees   HGB0125        00882487                            2,500
Clydesdale Nominees   HGB0125        00209774                            9,135
Clydesdale Nominees   HGB0125        00702764                              800
Clydesdale Nominees   HGB0125        03100241                            1,800
Clydesdale Nominees   HGB0125        00209774                            5,849
Clydesdale Nominees   HGB0125        00209774                           10,880
Clydesdale Nominees   HGB0125        00837619                           23,200
INVESTORS BANK AND TRUST CO.         428169                          2,797,788
INVESTORS BANK AND TRUST CO.         519883                             15,672
INVESTORS BANK AND TRUST CO.         519891                             38,334
INVESTORS BANK AND TRUST CO.         519909                             84,389
INVESTORS BANK AND TRUST CO.         519917                              9,701
INVESTORS BANK AND TRUST CO.         519925                              6,069
INVESTORS BANK AND TRUST CO.         555879                            395,003
INVESTORS BANK AND TRUST CO.         573039                          2,448,075
INVESTORS BANK AND TRUST CO.         576487                            296,639
INVESTORS BANK AND TRUST CO.         583293                          8,500,463
INVESTORS BANK AND TRUST CO.         585165                            364,992
INVESTORS BANK AND TRUST CO.         586072                          2,111,096
INVESTORS BANK AND TRUST CO.         588888                            168,393
INVESTORS BANK AND TRUST CO.         590421                            360,283
INVESTORS BANK AND TRUST CO.         595966                          4,019,003
INVESTORS BANK AND TRUST CO.         911140                            609,133
JPMORGAN CHASE BANK                  540186                          1,566,357
JPMORGAN CHASE BANK                  555465                          3,544,744
JPMorgan Chase Bank                  BTCO34IE                          301,439
JPMorgan Chase Bank                  BTCO45IE                        2,555,617
JPMorgan Chase Bank                  BTGF01IE                          974,563
JPMorgan Chase Bank                  BTGF04IE                        3,270,580
JPMorgan Chase Bank                  BTGF05IE                          799,645
JPMorgan Chase Bank                  BTGF07IE                          512,325
JPMorgan Chase Bank                  BTK001IE                        2,780,253
JPMorgan Chase Bank                  BTS004IE                        2,516,051
JPMorgan Chase Bank                  BTS005IE                          433,416
JPMorgan Chase Bank                  BTS006IE                          456,201
JPMorgan Chase Bank                  BTS009IE                          238,953
JPMorgan Chase Bank                  BTS011IE                          141,144
JPMorgan Chase Bank                  BTS015IE                          246,224
JPMorgan Chase Bank                  BTS018IE                           43,507
JPMorgan Chase Bank                  BTS019IE                          127,038
JPMorgan Chase Bank                  BTS022IE                          237,330
JPMorgan Chase Bank                  BTS024IE                          194,352
JPMorgan Chase Bank                  BTS028IE                        9,701,599
JPMorgan Chase Bank                  BTS031IE                          110,168
JPMorgan Chase Bank                  BNN018IE                          119,507
JPMorgan Chase Bank                  BNN024IE                           55,592
JPMorgan Chase Bank                  BNN033IE                           97,582
JPMorgan Chase Bank                  BNN046IE                          236,602
NORTHERN TRUST BANK-BGI SEPA         581610                          1,789,310
NORTHERN TRUST BANK-BGI SEPA         584069                          1,067,553
Nutraco Nominees Limited                                             2,762,056
State Street                         BNN005IE                           40,187
State Street                         BNN032IE                          137,602
State Street                         BNX012IE                          505,000
State Street                         BNX019IE                          447,019
State Street                         BNX021IE                           28,516
State Street Bank - Custodian        576222                             71,833
STATE STREET BANK AND TRUST          713101                         22,776,128
Sumitomo TB                          BNN029IE                           77,336
Sumitomo TB                          BNN031IE                           51,948
Sumitomo TB                          BNN036IE                           59,675
Sumitomo TB                          BNN052IE                          116,968
Swan Nominees Limited                                                  128,818
Swan Nominees Limited                                                    5,236
ZEBAN NOMINEES LIMITED                                               7,552,550

                                             Total                 670,008,528

EXHIBIT 1.2

We were advised on 4 April 2003 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs shown opposite their names below on 27 March 2003 @ $39.4923 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr      58.3567 ADSs   (equivalent to approximately 350 Ordinary
                                       shares)

Mr. C.F. Knight        145.9733 ADSs   (equivalent to approximately 876 Ordinary
                                       shares)

Dr. W.E. Massey         44.5601 ADSs   (equivalent to approximately 267 Ordinary

EXHIBIT 1.3

We were advised on 9 April 2003 by Lloyds TSB Registrars that the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below on 9 April 2003 @ GBP4.18837 per share through the BP Dividend Reinvestment Plan:-



Mr R.F. Chase             3,604 Ordinary shares

Sir Robin Nicholson          34 Ordinary shares

Dr A.B. Hayward            804 Ordinary shares

Mr J.A. Manzoni            852 Ordinary shares

EXHIBIT 1.4

Notification of changes to directors' shareholdings

We have today been advised by Computershare Plan Managers that on 10 April 2003 the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP4.117 per share through participation in the BP ShareMatch UK Plan:-

Mr R.F. Chase                                  85 shares
Dr A.B. Hayward                                85 shares
Mr J.A. Manzoni                                88 shares
Mr R.L. Olver                                  85 shares

We were advised on 11 April 2003 by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below on 11 April 2003 @ GBP4.209 per share through reinvestment of dividends on shares held by them respectively in the Plan:-

Mr R.F. Chase                                  4,476 shares
Dr A.B. Hayward                                217 shares
Mr J.A. Manzoni                                217 shares

EXHIBIT 1.5


We were advised on 15 April 2003 by Computershare Plan Managers that on 9 April 2003 the following directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below @ GBP4.188 per share through reinvestment of dividends on shares held by them in the BP Group Participating Share Scheme and the BP ShareMatch UK Plan:-


Mr R.F. Chase                                       24 shares
Dr A.B. Hayward                                     24 shares
Mr J.A. Manzoni                                     11 shares
Mr R.L. Olver                                       11 shares

EXHIBIT 1.6

press release

April 24, 2003



                     ADDRESS TO SHAREHOLDERS AT THE ANNUAL

 GENERAL MEETING OF BP p.l.c. ON THURSDAY, APRIL 24, 2003  BY PETER SUTHERLAND,
              SC, CHAIRMAN AND LORD BROWNE, GROUP CHIEF EXECUTIVE



Introduction by Peter Sutherland



Good morning ladies and gentlemen.  Today I would like to welcome you to our
94th Annual General Meeting.   We appreciate your presence here today.



Seated on the stage with me in the front row are John Browne, Group Chief Executive; Byron Grote, Chief Financial Officer; Ian Prosser, Deputy Chairman and Chairman of the Audit Committee; Judith Hanratty, Company Secretary; Robin Nicholson, Chairman of the Remuneration Committee; and Walter Massey, Chairman of the Ethics and Environment Assurance Committee.



There are some new faces on the platform this year.   I would like to introduce
the three new executive directors who joined the Board earlier this year.
David Allen, who as Group Chief of Staff is responsible for strategic planning and control; Tony Hayward, who is in charge of Exploration and Production and John Manzoni, who is looking after our Downstream activities.



Also with us on the stage today are the other members of the Board.



Before turning to the business before us, I would like to pay a special tribute to John Buchanan and Rodney Chase, who have both retired from the Board
recently.   As Chief Financial Officer for six years, John Buchanan played a pivotal role in the mergers and acquisitions that took place during that time. During his eleven years as an executive director, Rodney Chase headed both the Upstream and Downstream businesses, and more recently as Deputy Group Chief Executive played a defining role in a number of key developments and
negotiations - most recently our new Russian venture.   Both John and Rodney
served the company for more than 30 years, and we are indebted to them for their efforts on our behalf.



Although we will miss Rodney and John, we are fortunate to have exceptional
strength and depth in our executive ranks.   This is important for a long-term
business such as ours.   We compete for the very best talent.   We must ensure
that we are able to retain people of exceptional ability, able to exercise sustained leadership in a global environment.



The Board pays particular attention on your behalf to succession planning and to the development of our leaders for tomorrow. We have in John Browne, himself a product of our systems, a world class leader. The non-executive directors have the greatest confidence in him and in the new generation of young executives who
now make up his team.   They have exceptional ability as leaders, and are
seasoned in BP values, enabling them to drive performance and deliver returns
for shareholders in both the short and long term.   The Board will continue to
work with them to bring on the next generation to ensure the Company's continued success in the future.



BP has a strong performance ethos.   It is only through clear and focussed
long-term objectives that we can ensure our business will deliver an outstanding performance in a sustainable way.



For example, we first became involved in negotiations in Alaska in the 1950s. We have since invested over $20 billion there - it is now the Group's largest single source of known oil and gas reserves, and we are continuing to invest in this important asset. Today we are also beginning our investment in exciting
new areas that have a similar potential for the long term future.   John will
say more about those opportunities later.



It is a measure of our long-term performance that we have delivered a higher rate of return to shareholders against the market over the past ten years than any of our direct competitors in the energy industry.



We have been able to increase the dividend once again.   The trend has been one
of steady and sustained increases over the past ten years, reflecting a
continuing underlying improvement in our performance.   This was maintained in
2002 despite the highly volatile economic and political circumstances.



We have been giving a lot of thought to the best ways to communicate some of our
key messages to you, our shareholders.   Some of the messages we have given may
have focussed too much on extraneous areas and obscured the key picture on value and risk in our business. So let me reiterate - our strategy, portfolio and business model are strong and soundly-based. You will hear more about this in a moment when John talks about our performance last year, and our potential for the future.



Before we go further into the agenda, I would like to make a few general remarks
about the international background to this meeting.   It is an understatement to
say that these are troubled times. The changing nature of international relations and the increasingly prominent threat presented by global terror networks leaves us all apprehensive about the outcome of events in the international arena. We think particularly at this time about the war in Iraq and the tensions that will remain in that region for some time to come.



This is not a war fought over oil.   I want to state for the record that we have
consistently argued both that there should be a level playing field in respect of anyone seeking to invest in Iraq, and more importantly that that can only exist when there is a legitimate Iraqi government, chosen by the Iraqis, and
recognised by the international community.   The oil industry has considerable
expertise which we fully expect to see employed as a driving force in the rebuilding of Iraq and its economy, as that country returns to its place as a major and disciplined participant in the global energy industry. Whether or not BP will have any involvement in Iraq remains to be seen. It is not part of our current strategy, and what I will say is that there will be no involvement without the support of an Iraqi government recognised by the world community and the Iraqi people.



Any conflict or disruption in the Middle East region clearly affects the oil industry. This can be seen in the oil price, which has fluctuated over the course of the last 15 months from a low of $19 a barrel to a high of $34 a barrel. Such a fluctuation provides a tremendous challenge to our executive management, and it is to their considerable credit that, despite this volatility, we have maintained an excellent record against the FTSE 100 over the past ten years.



We cannot fail to be aware of the range and complexity of the responsibilities our size and global reach bring us. As a major international company we also come under intense and varied scrutiny in the societies in which we operate.



But let us be clear.  We are a UK registered company, and of course many people
here today will see the world from the perspective of the UK.   But BP today is
also a truly international company with a global spread of activities and responsibilities. Many of our shareholders far from these shores will not attend this meeting, but we listen to them and promote their interests. There is great diversity, too, among our staff of more than 100,000 people operating in more than 100 countries where we do business.



For all these reasons, our policies and management processes are vital. We place great emphasis on the role of our independent non-executive directors in ensuring that value is delivered to you from the funds you have entrusted to us
- so we remain focussed on our objectives, and bring benefits to all communities in which we operate.



The role of the non-executives on Board committees is easily overlooked.   They
review business processes, and challenge, encourage and support the executives as they engage with the difficult situations and areas of judgement that are
crucial to the continuous progress and improvement in our performance.   By way
of example, these processes of challenge and encouragement have helped us achieve one of the best safety records in the industry, with a 94 per cent reduction in incidents since 1987.



But the role of our non-executives goes beyond that. They test the effort and investment that goes into developing new technologies, such as those to improve efficiency and meet the growth in demand for cleaner energy and to manage
greenhouse gas emissions.   And, of course, they play a very important role in
monitoring and receiving assurance on the systems that ensure that we have strong and transparent financial processes and controls. This is but a snapshot of the governance activities they undertake on your behalf.



Having non-executive directors with a broad range of experience outside the oil industry is very important. It is necessary for them to have sufficient time in office to gain the experience that comes from participating in this industry through its long cycles. They also need to remain in office long enough to use that experience for your benefit.



We welcome the emphasis that has been given to recent corporate governance developments on both sides of the Atlantic. As a global company to which so many entrust their funds as shareholders we expect to account for how we
operate.   The continual review and evolution of our governance systems over many years means that we believe we will not be required to make any significant changes to our practices following the introduction of recent regulatory initiatives.



Regulations may be necessary to provide minimum standards but we do not rely on regulations alone to define the way we operate. Practices are constantly being honed and improved, and processes developed to ensure accountability throughout the organisation.



We recognise that high standards in governance and outstanding performance go hand in hand, and we are committed to achieving both. Our business is important to you, our owners, and for all those across the world who rely on us to bring them the energy essential to their daily lives.



Remarks by Lord Browne


Ladies and Gentlemen good morning. I'm delighted to see so many of you here today including so many old friends and colleagues. We all very much appreciate your support and loyalty.


Let me begin by giving you an overview of 2002 which was a challenging year given what was happening in the world, but despite all that, a very successful year for us.


I'll then talk briefly about the current operating environment before describing our strategic thinking for the medium and long term.


I'd then like to finish by explaining how all this ties back to delivering value to you, our shareholders.


Let me start with the achievements of 2002. First, our safety record improved. Fewer people were hurt while working for BP. That is a measure we take very seriously, and an issue which is the top priority for every manager throughout the company. Our performance is in line with the best in the industry.


Secondly, our financial performance was strongly competitive with our peers. In a world of significantly lower gas prices and refining margins than in 2001 we delivered $8.7 billion of profits. Our return on capital was 13 per cent. Our gearing dropped by 2 per cent to below 28 per cent.


In underlying terms, that is against a set of standardised, so-called mid cycle assumptions, our performance improved substantially.


As a result of that improvement, the Board have increased the dividend by 9 per cent in dollar terms.


We replaced 175 per cent of our production, compared to a range of 40-135 per cent for our major competitors. This is the tenth consecutive year of reserves replacement through exploration of above 100 per cent. That's very important because it gives us an inventory of growth options for the future.


We completed the acquisition of Veba, giving us the largest oil products' market share in Germany.


Operational and political events, added to in the fourth quarter by developments in Venezuela, gave us production growth for the year of just under 3 per cent, rather than the 5.5 per cent we'd aimed for.


That was a good performance compared to our major competitors but we take missed targets very seriously - and we've responded by reviewing very thoroughly everything we're doing and the way we're doing it.


Turning then to 2003. This has been and may very well continue to be a year of volatility and uncertainty. As well as the impact of the war in Iraq, economic prospects remain uncertain with low growth rates particularly in Europe. Current events have clearly damaged consumer and business confidence.


Crude oil prices started the year strongly. But that strength was predominantly driven by exceptional events: the strike in Venezuela and the fear of the impact of war with Iraq. Oil prices have now returned to levels closer to the 2002 average and the outlook remains uncertain.


For natural gas, the US market is fundamentally strong, which is helpful given our position as the largest producer of gas in North America.


The market facing businesses, Refining, Retail and Petrochemicals, have been affected by both weaker economic growth and rising feedstock costs. Both these effects might reduce during the coming year, but it looks unlikely that margins will exhibit sustained strength.


All in all, this is a difficult and unusually uncertain trading environment, and that is why we manage the business on a set of very prudent assumptions.


In uncertain and volatile circumstances a company's strength comes from the quality of its strategy. I want to describe to you the main strands of that strategy - taking each of the business segments in turn.


Our upstream strategy has been unchanged since 1989. Simply stated, it is to create, build and produce material businesses in some of the world's most prolific hydrocarbon provinces. The creation of material new profit centres by accessing a disproportionate share of the world's largest and lowest cost oil and gas fields is one of our most important competitive skills.



The tests of success are the number of giant discoveries and reserves added through exploration, along with the finding cost per barrel. Our track record over the past five years is good. We've made more giant discoveries, and replaced more reserves at lower finding costs per barrel than any of our major competitors.



That gives us the resource base from which to choose only the best opportunities for development.



The best opportunities that we've found have been selected for development into new profit centres. We're now developing five new material profit centres in the deep water Gulf of Mexico, Trinidad, Angola, Azerbaijan and Asia Pacific LNG.



I cannot stress enough how important this moment is in the long history of BP. For us, this set of moves is analogous, in terms of both capital and reserves, to the development of the North Sea and Alaska 30 years ago.



Over the next five years, we expect that more than 50 per cent of the entire capital allocated for investment in the upstream will go into these five new profit centres. In 2003 we intend to invest around $10 billion in the upstream.



The Upstream profit centres I've talked about are some of the most attractive, accessible hydrocarbon provinces in the world.



But, of course, there is one other area that falls into that category. Probably the area with the greatest potential of all - Russia, the world's largest oil and gas producer.



We established an initial base in Russia in 1997 with the purchase of 10 per cent of Sidanco, and having learnt a great deal about doing business there we now feel the time is right to do more. We were delighted to announce in February that we'd reached agreement in principle with Alfa-Access/Renova (AAR) to merge our interests in Sidanco and TNK, and to create a new company which we will call TNK-BP.



TNK-BP will be Russia's third largest oil producer. This is the first time in the last 86 years that any Western company has achieved such a significant involvement in Russia.



BP will purchase a 50 per cent share in TNK-BP subject to legal and regulatory approvals. That will provide us with a profit centre which should contribute around 13 per cent of our global production with around 30 per cent of our oil reserves at 2002 levels. As part of the agreement, AAR will retain its 50 per cent interest in TNK-BP until at least the end of 2007.



We project that, even at standardised assumptions - $16 Brent oil prices - TNK-BP will generate sufficient cash to fund its investment programme and will need no additional capital from its shareholders. This is important because it gives our shareholders exposure to Russia through a self-financing company.



This transaction is a major step in support of our overall strategy. TNK-BP will become the sixth new profit centre and in common with the others it offers enormous long-term potential.



Now I would like to move on to talk about our other Business Segments, starting with our Gas, Power and Renewables business.



The role of Gas and Power is to maximise the value of the Group's gas resources through marketing and to grow the value of our natural gas liquids business (NGL's) by conducting activities which are complementary to our other business segments.



We're the number one marketer of NGLs in North America with roughly a 13 per cent market share, and globally we supply in the region of 6 per cent of the whole market, which is substantial at around 8.5 million barrels a day.



We also aim to develop a material and profitable Renewables business and we continue to focus on solar, where we currently have a 17 per cent share of the world market. In terms of sales we're number two behind Sharp of Japan. While this business is an investment in the future we'll continue to watch the bottom line very carefully.



The Downstream refining and marketing business has experienced a period of dramatic growth as we've assimilated the assets and markets that we've acquired. We now have a powerful platform with opportunities for growth.



We have built a track record of constant or expanding underlying unit gross margins. This has been achieved by portfolio choices, and by driving productivity, and we aim to continue to do both.



Our approach is now to keep capital employed broadly flat over the next three years while focussing into four specific areas:

  - Convenience markets
  - New markets, such as China
  - Refining investments for clean fuels or operating improvements
  - On our brand, to drive unit margins and volume growth



In Petrochemicals we have a similar strategy. Our capacity is focused in seven core products for which we have strong market segment shares, and in many cases a distinctive technological advantage. By 2006 we estimate around 90 per cent of our capital employed in Petrochemicals will be associated with those seven products.



We intend to continue reducing our operating costs and to add selectively to capacity, while keeping the total level of investment and hence capital employed broadly flat.



Let me now explain how this strategy aims at value for you, our shareholders.



We start from the premise that value isn't measured by any single target or number. We have to take a balanced view of all the factors which work together to create value.



The main indicators within such a framework are return on capital employed, costs, cash flow and returns to shareholders through dividends and share buybacks. Taken together they represent the outcome of the judgements taken by the Board and management to maximise shareholder value for both the short and long-term.



So with this in mind, how can the strategy I've described today create value?



Since 1999, we've been in a phase of significant mergers and acquisitions, and developing opportunities for the future.



Now we are in a phase which is about making choices and about allocating capital and revenue investment to assets and markets based on their value potential and risk. Those that do not merit an allocation, we consider for divestment.



At the same time, we scan for growth opportunities and take up those where we can create value by integrating new activities in a cost-effective way. So we invest only in distinctive assets and markets. That's the first step. Then we control the rate of investment within a disciplined financial framework to balance cash generated with cash used over the medium term.



There are many sources of productivity of which technology is one of the most important. Productivity controls costs where we have a good track record but where there is more to do.



The investment in distinctive opportunities and careful attention to productivity is designed to increase cash flow and earnings.



This doesn't happen year on year because in reality the trading environment changes.



It is also important to remember that investment precedes revenue. So capital employed may rise until it is in service and generating income. But that is a timing issue.



So that's the business model.  From that model flow the returns.



Our aim is to produce, on the basis of the standardised assumptions I've talked about, a balance of stable returns - with growing capital employed in a distinctive set of assets and markets.



This balance results in gearing in the range of around 25 per cent to 35 per cent and that suggests that we're positioned to continue to achieve a growth in results per share significantly above the growth in demand for the principal products we produce and sell.



Our aim is to deliver value to the shareholder through value growth, through the dividend and through the repurchase of shares. Cash flow is expected to remain strong and increasingly, at or above standardised assumptions, to be in excess of presently perceived needs for reinvestment. If the reality of the day supports this statement, and gearing remains under control, the Board will consider how best to use these funds.



A priority, but not the only one, will be the repurchase of shares, building on the track record of $4 billion of shares repurchased up to the end of 2002.



And it is on this basis that we announced in February that we had decided to repurchase $2 billion of our shares subject to market conditions, and your continued support.



This action reflects the confidence of the Board in our present financial condition, including our success in divesting certain assets and in our future cash flows.



The Board sets the dividend on a balance of factors. They consider not only present earnings but also long-term growth prospects and cash flow.



They also consider our competitive position and examine the payout which broadly corresponds to around 60 per cent of sustainable earnings calculated under standardised assumptions over a run of years. Of course, this isn't a mechanical calculation. The Board judges the balance between all the factors and all the options available.



The track record is that our dividends, which are set in US dollars, have increased by 17 per cent between 2000 and 2002. Over the long run, 20 years, they have increased by an average of 4 per cent a year above inflation in dollar terms, and by an average of 3 per cent a year above inflation in sterling terms.



Of course, maximising value isn't a mechanical process.



All our experience over the last 95 years since the company was established is that value is created through understanding and meeting the needs of all those with whom we do business.



We depend on the satisfaction of consumers with our products, on continued access to capital markets, on the safety, motivation and skill of our people, on good relationships with governments and communities in which we work and, of course, on our ability to judge the right response to the ever-changing circumstances of the world. We cannot neglect any of these issues. We cannot concentrate on one alone, because if we did we would risk endangering them all. It is a matter of maintaining a careful, dynamic balance.



Let me give just a couple of examples of what that means.



I mentioned safety. In 2002, we managed to reduce the number of accidents that cause injury. Our goal is to continue that trend and, most important of all, to reduce fatalities to zero. That's an objective we're determined to achieve.



Then on the environment.  In 2002 we announced a new approach on climate change.
  Having already lowered our emissions of greenhouse gases by 10 per cent, we're now committed that net emissions will be at these reduced levels at the end of decade.



For a growing company, that is a considerable challenge which we intend to meet through a combination of energy efficiency, flaring reductions, production of lower-carbon products and through emissions trading.



In dealing with the broader issues that affect our business, we believe that long-term relationships founded on trust and mutual advantage, and underpinned by ethical behaviour of the highest standards, are the key to our business success.



We believe this is the right strategy - a distinctive approach to the development of a global market. We believe it is a strategy which will allow us to continue to deliver an outstandingly competitive performance and to generate value for you - the people who trust us with your investment.





Further information: BP Press Office, tel: +44 (0)20 7496 4624/4358/4324

EXHIBIT 1.7

To: RNS


NOTIFICATION OF INTEREST

We write to inform you that we received notification on 30 April 2003, dated 28 April 2003, from Barclays PLC declaring that they no longer have a notifiable interest in our Ordinary Shares of US$ 0.25 each. The letter from Barclays PLC disclosing that their interest is no longer notifiable is below.


From: BP PLC




Letter to: BP PLC
Dated 28 April 2003


Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 24 April 2003 Barclays PLC no longer has a notifiable interest in the Capital of your Company.

According to our records your Company's Issued Share Capital is 22,241,894,718.


From: Geoff Smith
      Manager, Secretarial Services
      Barclays PLC

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 6 May 2003                                 /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary